

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Mr. Adam M. Mizel
Interim Co-Chief Executive Officer and Chief Financial Officer
Cinedigm Digital Cinema Corp.
55 Madison Avenue, Suite 300
Morristown, NJ 07960

> **Re: Cinedigm Digital Cinema Corp.**
> **Form 10-K for the Fiscal Year ended March 31, 2010**
> **Filed June 14, 2010**
> **File No. 001-31810**

Dear Mr. Mizel:

We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief